EXHIBIT 99.3
JOINT FILER INFORMATION
12,555,247 shares of Class B Common Stock are held of record by Insight Venture Partners X, L.P. (“IVP X”), 10,295,453 shares of Class B Common Stock are held of record by Insight Venture Partners (Cayman) X, L.P. (“IVP Cayman X”), 1,991,555 shares of Class B Common Stock are held of record by Insight Venture Partners (Delaware) X, L.P. (“IVP Delaware X”), and  298,734 shares of Class B Common Stock are held of record by Insight Venture Partners X (Co-Investors), L.P. (“IVP Co-Investors X” and, together with IVP X, IVP Cayman X and IVP Delaware X, the “IVP X Funds”).
The amounts listed as owned by each IVP X Fund may be deemed to be attributable to each of the other IVP X Funds, Insight Venture Associates X, L.P. (“IVA X”), Insight Venture Associates X, Ltd. (“IVA X Ltd”) and Insight Holdings Group, LLC (“Holdings”) because Holdings is the sole shareholder of IVA X Ltd, which in turn is the general partner of IVA X, which in turn is the general partner of each of the IVP X Funds.
Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings and may be deemed to have shared voting and dispositive power over the shares held of record by the IVP X Funds.  The foregoing is not an admission by IVA X, IVA X Ltd or Holdings that it is the beneficial owner of the shares held of record by the IVP X Funds. Each of Messrs. Horing, Parekh, Lieberman and Triplett disclaims beneficial ownership of the shares held by the IVP X Funds, except to the extent of his pecuniary interest therein.
The address of each of the entities and persons identified in this Exhibit 99.3 is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.